UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                     (Amendment No. 2)*

                      GARTNER GROUP, Inc
-----------------------------------------------------------
                    (Name of Issuer)

                   Common Stock, Class A
-----------------------------------------------------------
               (Title of Class of Securities)

                         366651107
-----------------------------------------------------------
                       (CUSIP Number)
Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                    (Continued on following page(s))
                           Page 1 of 8 Pages

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Cognizant Corporation 06-1450569
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------
NUMBER OF           5. SOLE VOTING POWER
SHARES                 31,701,369
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                16,497,728
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                 31,701,369
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        16,497,728
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    48,199,097
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.2%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Cognizant Enterprises, Inc.    13-3528119
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                        -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                13,257,728
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                        -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        13,257,728
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    13,257,728
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)14.4%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13G

CUSIP NO. 366651107
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Nielsen Media Research, Inc.    06-1463993
-----------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
-----------------------------------------------------------

3. SEC USE ONLY
-----------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
-----------------------------------------------------------

NUMBER OF           5. SOLE VOTING POWER
SHARES                       -0-
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                3,240,000
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                       -0-
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        3,240,000
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    3,240,000
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.5%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
           *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a).   NAME OF ISSUER
              Gartner Group, Inc.
-----------------------------------------------------------
ITEM 1 (b).   ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
                    OFFICES
   56 Top Gallant Road, Stamford, Connecticut 06904-2212
-----------------------------------------------------------
ITEM 2 (a).   NAME OF PERSON FILING
   Cognizant Corporation(Cognizant)and its wholly-
   owned subsidiaries, Cognizant Enterprises, Inc. (CEI)and Nielsen Media Research, Inc. (NMR)(successor filers to
   The Dun & Bradstreet Corporation and its wholly-owned subidiaries as a result of a reorganization effected on November 1, 1996)
----------------------------------------------------------
ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE
   The principal business offices of Cognizant and CEI are located at 200 Nyala Farms, Westport, Connecticut 06880. The principal business offices of NMR are located at 299
   Park Avenue, New York, New York 10171.
-----------------------------------------------------------
ITEM 2 (c).   CITIZENSHIP
   Cognizant, CEI and NMR are incorporated in the State of
   Delaware
-----------------------------------------------------------
ITEM 2 (d).   TITLE OF CLASS OF SECURITIES
                    Common Stock, Class A
-----------------------------------------------------------
ITEM 2 (e).   CUSIP NUMBER
                    366651107
-----------------------------------------------------------
ITEM 3.
                    Not Applicable
-----------------------------------------------------------
ITEM 4.       OWNERSHIP
    The following information is provided as of December 31, 1996:
    (a)  Amount Beneficially Owned
    Cognizant is the owner of record and beneficially of 30,041,369 shares of Class A Common Stock, 1,600,000 shares of Class B Common Stock which are convertible into Class A Common Stock and a Warrant to purchase 60,000 shares of Class A Common Stock. CEI is the owner of record and beneficially of 13,257,728 shares of Class A Common
    Stock. NMR is the owner of record and beneficially of 2,700,000 shares of Class A Common Stock and a warrant to purchase 540,000 shares of Class A Common Stock. Cognizant, as the owner of 100% of the voting stock of CEI and NMR, may also be deemed to be a beneficial owner of the shares and warrants held by them, for an aggregate beneficial ownership by Cognizant of 48,199,097 shares.

(b)  Percent of Class:
     Cognizant - 51.2% (this percentage calculation assumes the conversion of the 1,600,000 shares of Class B Common
     Stock and the conversion of the 600,000 Warrants)
     CEI - 14.4%
     NMR - 3.5% (this percentage calculation assumes the conversion of 540,000 of the Warrants)

(c)  NUMBER OF SHARES AS TO WHICH COGNIZANT, CEI AND NMR
     HAVE:
     (i)   sole power to vote or to direct the vote:
           Cognizant - 31,701,369 (includes 1,600,000 shares issuable upon conversion of the Class B
           Common Stock and 60,000 shares issuable pursuant to
              the Warrants)
           CEI -  None
           NMR -  None
    (ii)   shared power to vote or to direct the vote:
           Cognizant - 16,497,728 (includes 540,000 shares issuable pursuant to the Warrants)
           CEI - 13,257,728
           NMR - 3,240,000 (includes 540,000 shares
           issuable pursuant to the Warrants)
    (iii)  sole power to dispose or to direct the
           disposition of:
           Cognizant - 31,701,369 (includes 1,600,000 shares issuable upon conversion of the Class B
           Common Stock and 60,000 shares issuable pursuant to
              the Warrants)
           CEI - None
           NMR- None
    (iv) shared power to dispose or to direct the disposition of :
              Cognizant - 16,497,728 (includes 540,000 shares issuable pursuant to the Warrants)
           CEI - 13,257,728
           NMR - 3,240,000 (includes 540,000 shares
           issuable pursuant to the Warrants)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
            Not Applicable
-----------------------------------------------------------
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
            Not applicable
------------------------------------------------------------

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         See item 2 (a)
-----------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP
         Not applicable
------------------------------------------------------------
ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable
------------------------------------------------------------
ITEM 10.  CERTIFICATION
          Not applicable
------------------------------------------------------------


SIGNATURE
----------
     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 7, 1997

                          COGNIZANT CORPORATION


                          By /s/ Kenneth S. Siegel
                             ------------------------------
                             Name:  Kenneth S. Siegel
                             Title:  Senior Vice President
                                                       & General Counsel

                          COGNIZANT ENTERPRISES, INC.


                          By /s/ Susan H. Reynolds
                             -------------------------------
                              Name: Susan H. Reynolds
                              Title: Secretary


                          NIELSEN MEDIA RESEARCH, INC.


                          By /s/ Susan H. Reynolds
                             -------------------------------
                             Name: Susan H. Reynolds
                             Title: Secretary

                               AGREEMENT


                                            Westport, CT
                                            February 7, 1997

     Cognizant Corporation (Cognizant), Cognizant
Enterprises, Inc. (CEI) and Nielsen Media Research, Inc.
(NMR) hereby agree to file a joint Schedule 13G under the Securities Exchange Act of 1934 (the Act) in connection with their beneficial ownership of common stock issued by the Gartner Group, Inc.

     Cognizant, CEI and NMR state they are all entitled to individually use Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

     Each of Cognizant, CEI and NMR are responsible for the timely filing of the statement and any amendments thereto and for the completeness and accuracy of the information concerning each of them contained therein, but none is responsible for the completeness or accuracy of the information concerning the other.

                          COGNIZANT CORPORATION


                          By: /s/ Kenneth S. Siegel
                             -----------------------------
                             Name:  Kenneth S. Siegel,
                                         Title: Senior Vice President
                                                      & General Counsel


                           COGNIZANT ENTERPRISES, INC.


                           By: /s/ Susan H. Reynolds
                              ----------------------------
                              Name:  Susan H. Reynolds
                              Title: Secretary


                            NIELSEN MEDIA RESEARCH, INC.


                            By:/s/ Susan H. Reynolds
                               ------------------------------
                               Name:  Susan H. Reynolds
                               Title: Secretary